EXHIBIT 99.1

Allied Gold Announces Voting Results From Annual Meeting of Shareholders

TORONTO, Aug. 07, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) herein announces the results of the votes cast at the annual meeting of shareholders of the Company held today for the election of directors, and the appointment of auditors. Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Votes By Poll
	Outcome of Vote	Votes For	Votes Withheld
(1) John Beardsworth	Carried	67,520,952 (90.73%)	6,899,449 (9.27%)
(2) John Begeman	Carried	70,031,611 (94.10%)	4,388,790 (5.90%)
(3) Pierre Chenard	Carried	68,927,030 (92.62%)	5,493,371 (7.38%)
(4) Justin Dibb	Carried	68,841,898 (92.50%)	5,578,503 (7.50%)
(5) Richard Graff	Carried	67,810,475 (91.12%)	6,609,926 (8.88%)
(6) Peter Marrone	Carried	72,637,173 (97.60%)	1,783,228 (2.40%)
(7) Daniel Racine	Carried	68,435,655 (91.96%)	5,984,746 (8.04%)
(8) Jane Sadowsky	Carried	56,575,146 (76.02%)	17,845,255 (23.98%)
(9) Dino Titaro	Carried	66,740,565 (89.68%)	7,679,836 (10.32%)
(10) Oumar Toguyeni	Carried	70,043,993 (94.12%)	4,376,408 (5.88%)

Voting results for the appointment of KPMG LLP as auditors are as follows:

Outcome of Vote	Votes For	Votes Withheld
Carried	70,657,367 (94.94%)	3,763,033 (5.06%)

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com